Exhibit 1.04

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Plans To Offer More “Green Online Games” for Emerging Genre in China

CDC Games Plans To Add More Non-Violent, Family-Oriented Online Games to its Current “Green
Games” Offerings

Beijing, September 23, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced, at a recent press conference, its plans to offer additional “green online games” for an emerging genre in China.

John Huen, chief operating officer of CDC Games, announced the company’s “green online games” initiative at a recent press conference held by CDC Games at its Beijing office. Liu Jiehua, general secretary of the Game Committee of the Publishers Association of China (PAC), also attended the press conference.

The PAC Game Committee is a national social association in China with a mission to promote “green online games” in an effort to purify the Internet environment and bring more healthy games to Chinese society. “Green online games” in China refers to games with content that is considered to be healthy, non-violent, non-pornographic, and non-addictive. Internet addiction, in particular, is becoming a growing problem throughout China. According to recent press articles quoting Li Jianguo, vice-chairman of the National People’s Congress, “Internet-addicted teenagers account for about 10 percent of China’s web users under the age of 18.”

CDC Games believes it already has published online games that follow the “green online game” strategy supported by the Chinese General Administration of Press and Publication (GAPP). CDC Games’ new initiative is intended to demonstrate the Company’s interest in taking proactive, socially-responsible steps to allow players to experience and enjoy “green online games.”

Liu Jiehua, general secretary of the Game Committee of PAC, said, “Greening online games is now part of government policy. We are happy to see CDC Games initiative to advance the greening of online games and promoting this socially responsible strategy. This initiative is directly aligned with government policy.”

“We believe that green online games will represent a significant segment of the online games market in China,” said John Huen, chief operating officer, CDC Games. “An example of one our upcoming green online games is Digimon. It largely embodies the concept of green games and has inherited the healthy green theme from the popular cartoon series Digimon Adventures. Young people can learn their social duties in the game and discover their own courage and determination to contribute to society. We hope that Digimon will be the flagship game among all green online games.”

Huen added, “Online games are cultural products enjoyed by people so they must be entertaining, but we also believe that some portion of these online games should be educational and set moral examples for the growing new generation of the country. We hope that this latest initiative will show that CDC Games understands the importance of providing green and healthy entertainment to young people in China.”

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 140 million registered users. CDC Games has also had approximately 11 million active users over the past 90 days, and over 30 million active users in the past 180 days. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to help accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company launched a long-term strategy to be a global publisher of MMO games. As a part of this strategy, CDC Games has partnered with MBC Group, a leading media company in the Middle East, to launch the world’s first online games web portal in the Middle East.  For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our plans with respect to future online games, our beliefs regarding the nature of our current and planned online games, our intent to take steps in the future with respect to green games, our beliefs regarding the purpose of online games in general, our beliefs regarding the market for green online games and the characteristics thereof, our beliefs regarding the categorization of our current games as green online games and our current plans for future release of additional green online games, our beliefs regarding the future of green online games, our expectations regarding the benefits of green online games and the future popularity of these games for the next generation of gamers and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability development to create green online games, to realize strategic objectives of these future games; (b) the ability to develop and market successfully green online games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the entry of new competitors and their technological advances; and (g) the popularity of these games for younger generations of gamers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2007 filed on June 30, 2008 and as amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.